ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

3 September 2009

Director/PDMR Shareholding

Reed Elsevier received notification today, that on 28 August 2009, Ian Fraser, a PDMR of Reed Elsevier acquired 1,045 Reed Elsevier PLC ordinary shares and 402 Reed Elsevier NV ordinary shares at the respective price of 446.42p and €7.5178 per share, following reinvestment of the interim dividend paid to ordinary shareholders on 28 August 2009.